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(202) 274-2028	vcangelosi@luselaw.com

October 28, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cincinnati Bancorp, Inc.

Registration Statement on Form S-1

Filed September 11, 2019

File No. 333-233708

To Whom it May Concern:

On behalf of Cincinnati Bancorp, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated October 7, 2019. The Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for periods ended September 30, 2019, beginning on page 30 of the Prospectus.

Registration Statement on Form S-1

General

1.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor any person authorized to act on its behalf has provided or intends to provide potential investors with any such written communications in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission

October 28, 2019

How We Intend To Use The Proceeds From The Offering, Page 31

2.             You disclose that a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased for grant by one or more stock-based benefit plans and that the funds to be used by such plans to purchase the shares will be provided by Cincinnati Bancorp, Inc. Considering you have reduced the pro forma impact of the offering for funds to be provided by Cincinnati Bancorp Inc. for common stock to be acquired by stock-based benefit plans on page 40, clarify why these funds are not included in the distribution of net proceeds as presented on page 31 since they will not be available for general use by Cincinnati Bancorp, Inc.

The funding of the stock-based benefit plans, other than the employee stock ownership plan (the “ESOP”), is not included in the distribution of net proceeds table because those plans will not exist at the time of the closing of the offering. As disclosed in the prospectus, the stock-based benefit plans (other than the ESOP) may not be established until at least six months after the offering closes and may only be established with stockholder approval. Only the ESOP will exist at closing and will be funded at closing with the proceeds of a loan from the Company in an amount based on the offering price of $10.00 per share, as disclosed in the distribution of net proceeds table. In contrast, as disclosed in the Prospectus, the stock-based benefit plans may be funded through the issuance by the Company of authorized but unissued shares, which would not require the use of offering proceeds. The pro forma data is based on certain footnoted assumptions regarding the stock-based benefit plans that are unrelated to the distribution of the net offering proceeds.

Comparison Of Stockholders’ Rights For Stockholders Of Cincinnati Bancorp

Forum Selection For Certain Stockholder Lawsuits, page 134

3.             We note your disclosure that your articles of incorporation provide that a state or federal court located within the State of Maryland will be the sole and exclusive forum for certain actions. Please:

•	clarify in the charter filed as an exhibit to the registration statement whether the provision applies to federal securities law claims, or only to state law claims, as applicable;

Article 12 of the Company’s Articles of Incorporation has been amended to clarify that Article 12 does not apply to claims arising under the federal securities laws. See Exhibit 3.1 to the Amended Registration Statement.

•	expand your disclosure to state that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees; and

Additional disclosure has been added to page 142 of the prospectus.

United States Securities and Exchange Commission

October 28, 2019

•	add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

A separately captioned risk factor has been added to page 26 of the prospectus.

* * *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Michelle Miller, SEC

Marc Thomas, SEC

David Gessert, SEC

Erin Purnell, SEC

Joseph V. Bunke, President

Kip A. Weissman, Esq.